		Computershare Investor Services Inc.
		Stock Transfer Services
		Montreal Trust Centre
		510 Burrard Street
		Vancouver, British Columbia
		Canada V6C 3B9
		Tel:	604.661.9400
		Fax:	604.661.9401

May 1, 2006

To:	All Applicable Commissions & Exchanges

Dear Sirs:

Subject:	Norsat International Inc.

We confirm that the following material was sent by pre-paid mail on April 27th, 2006 to the registered shareholders and non-objecting beneficial owners (“NOBO’s”) of Common shares of the subject Corporation:

A	Letter to Shareholders / Notice of Annual General Meetings of Shareholders / Information Circular of the Corporation
B	Form of Proxy
C	Voting Instruction Form
D	Form of Request for Annual and Interim Financial Statements and MD&A
E	Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly

COMPUTERSHARE INVESTOR SERVICES INC.

“Stacey McGlynn”
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4204)
Fax: 604.661.9401